Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of July 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 3, 2006

List of materials

Documents attached hereto:


i)   Press release announcing Appointment of a temporary independent auditor


                                                            Sony Corporation
                                                            6-7-35 Kitashinagawa
                                                            Shinagawa-ku
                                                            Tokyo 141-0001


                                                            July 3, 2006
                                                            No. 06-056E


                 Appointment of a temporary independent auditor


  Sony Corporation would like to announce that the Audit Committee met today and passed a resolution appointing a temporary independent auditor in accordance with the Company Law Article 346-4 and 346-7, for Japanese law purposes.


1.Reason for the Appointment

  ChuoAoyama accounting firm was suspended from auditing for purposes of the Japanese legislative audit (note: SEC audit based on the U.S.GAAP is excluded.)by order of the Financial Services Agency for the period July 1, 2006 to August 31, 2006. Accordingly, they have lost the status and resigned from being Sony's independent auditor for the Japanese legislative audit. We have appointed "PricewaterhouseCoopers Aarata" as our temporary independent auditor to avoid the absence of an independent auditor under the Company Law for that period.

2.Outgoing Independent Auditor

  Name:      ChuoAoyama PricewaterhouseCoopers
  Address:   3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

3.Incoming Independent Auditor

  Name:      PricewaterhouseCoopers Aarata
  Address:   1-8-3, Shimbashi, Minato-ku, Tokyo

4.Date of Engagement
  July 3, 2006